UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 10, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

November 10, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that its subsidiary Banco Internacional del Perú, S.A.A.—Interbank (“Interbank”) held today a Shareholder’s Meeting in which an amendment to the Bank's Dividend Policy was approved, as follows:

“At least twenty percent (20%) of the distributable profits of Interbank recorded in the fiscal year will be distributed among the shareholders, provided that the following rules are observed:

a) The profit capitalization commitment agreements adopted by the General Shareholders' Meeting or by the Board of Directors (as delegated by the Shareholders Meeting), are not affected.

b) Both the legal requirements applicable to the Bank and its equity capitalization are previously satisfied, in accordance with the Board's proposal.

c) The Board deems such distribution to be advisable based on the economic and financial conditions of the Bank and business environment.

In accordance with the foregoing, if during any year any of the aforementioned criteria is not satisfied, the General Shareholders' Meeting may agree to distribute a lower percentage of dividends than indicated or decide not to distribute dividends for such year.

The dividend distribution will be carried out within sixty (60) calendar days after such approval at the General Shareholders’ Meeting.”

IFS is a holding company and all of its operations are conducted through its subsidiaries. IFS’ ability to pay dividends to holders of its common shares will depend on the ability of its subsidiaries to pay dividends and make other distributions to IFS.  Accordingly, changes to the dividend policies of IFS’ subsidiaries, such as that approved by Interbank, might adversely impact IFS’ ability to declare dividends to its shareholders.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro Molina

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: November 10, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel